INVEST IN **SWAYZE**

Turning everyday posts into real-world rewards


Christopher
WE ARE ALL
INFLUENCERS
IN OUR
OWN MIGHT

swayzeapp.com New York, NY

Marketplace | Female Founder | B2B | Consumer Goods | B2C

Highlights

1. Used by 40,000+ people creating content for 200+ local brands across food, beauty, and entertainment
2. Ranked #3 in the App Store at launch
3. Backed by Interplay, Atland VC, and advisors including OpenAI team
4. Only 250+ followers required, democratizing influence for everyone
5. Over $5,000+ in perks available in NYC, from free drinks to 50% off massages or Empire State visits
6. Recognized globally: Next-Gen Marketing Platform of the Year (EU Business News)

Featured Investors



Krzysztof Swidra in
Syndicate Lead

Follow

Invested $5,000

"I have been working in the cybersecurity industry for many years, helping to build secure and innovative systems that empower people through technology. Coming from a small village in Poland, I've seen firsthand how the internet can break down barriers and open opportunities that once seemed unreachable. That belief in the democratizing power of technology is exactly why I decided to endorse Swayze.

Swayze is building a platform that connects ordinary people with the brands they love, allowing anyone to become a representative or influencer in an authentic, accessible way. In a world where social media has become the dominant channel for communication and self-expression, Swayze recognizes an important shift: influence is no longer reserved for celebrities. Everyone can share their voice and identity, and Swayze gives them the tools to do so with quality, creativity, and fairness.

I find this mission deeply valuable. It promotes equality and optimism — reminding us that every person can be a "star" and that passion for what you

reminding us that every person can be a "star" and that passion for what you love is more important than status. At the same time, Swayze provides a practical marketing opportunity for local and small businesses. It enables them to reach audiences through genuine engagement, without needing to spend large amounts on traditional influencer campaigns. This is particularly meaningful today, when many businesses face economic pressures and seek affordable ways to stay competitive.

In short, I'm supporting Swayze because it combines strong technical execution with a socially positive vision. It empowers people, supports communities, and aligns with the modern digital landscape. I believe this company has the potential to create both real economic value and cultural impact."

Interplay Incubator in Follow — Invested $50,000

Interplay Incubator based in NYC

Phuong Ireland, Partner

"We invested in Swayze because they're unlocking a new marketing channel: the nano-influencer. Swayze gives restaurants and brands authentic user-generated content and measurable awareness at a fraction of traditional influencer or ad costs."

Atland Fund in Follow — Invested $25,000

Atland Ventures backs exceptional entrepreneurs who are early stage technology-enabled companies focused on solving problems felt by Generation Z

Mina Dang, General Partner

"We invested in Swayze because it reflects how Gen Z actually discovers and shares things today. Our generation cares about authenticity and recommendations from people they trust—not the hundreds of ads we're exposed to daily. Swayze taps into that behavior and turns it into a real growth engine for local businesses. It also gives young people a simple way to earn from the content they already post. It's a model that we immediately could see ourselves and our communities following from the first moment we tried Swayze."



Mariusz Andreczko in Follow — Invested $13,000

Chief Financial Officer at Barlinek SA



Peter Mark in Follow — Invested $1,500

Ex-President of Pandora

Other investors include Kamil Szymczak, Andrzej Nestorowicz, Marko Puzhak, Jesse Goldberg

Team



Phi Long Bui Co-CEO

Awarded Most Innovative MarTech Entrepreneur of the Year (EU Business News). Former strategy consultant, advising Fortune 500 firms on digital banking. Experienced in app project management and product scaling. Traveled to 60+ countries.

linkedin.com



Kuba Henriksen Co-CEO

2x founder, managed a restaurant when he discovered the power behind



consumer-driven sales that led to Swayze. Specialising in brand storytelling and partnerships with creators. Helped Swayze reach #3 in the App Store (Lifestyle) at launch.



Wiktoria Wiśniewska Head of Design

Designer with 5+ years in visual communication, UI/UX, and product design for award-winning startups. Former designer at Accenture. Leads Swayze's creative direction and product experience.



Viet Hoang Nguyen Chief Technology Officer

20 years of experience in IT and software engineering. Former director at top multinational telecoms, where he built and scaled digital platforms to over 5M monthly users. Leads product development, architecture, and infrastructure for Swayze.



James Holland Head of Partnerships

Sales leader with over 20 years of experience and 10,000+ B2B contracts closed. Former account executive at global consumer brands. Oversees Swayze's business growth and brand partnerships across hospitality, retail, and wellness.



Morganne Kaneen Head of Marketing

Expert in viral content and Gen Z marketing. Former growth and community lead with experience scaling consumer brands and creator networks. Focused on driving business adoption and strategic collaborations across major U.S. markets.



Ava Robinson Marketing Manager

Social media strategist with experience growing digital communities and driving engagement across TikTok, Instagram, and Gen Z-focused platforms.



Kintan Andini Account Manager

International Relations graduate with years of experience across public relations, project management, and partnership development. The go-to person at Swayze who knows everything about everything.

Memo


swayze
Get your customers
posting every time.

We started Swayze because we watched local brands like restaurants and bars fight an unfair game. They couldn't compete with ad budgets or influencer rates.

We thought: what if your own customers could become your marketing team?

So we built a platform where businesses grow through real customers posting real experiences for their real friends to see.

Open any feed and it's full of AI faces, celebrity promos, and cringe-worthy brand content.

What people actually care about: their friends, where they go, what they love, the places they discover and stories are where this content thrives.

Stories are the last real corner of social media: unpolished, spontaneous, human.

That's where Swayze lives. We believe the future of marketing is everybody...

Local businesses are playing a game designed for global brands. They spend heavily on creators and ads, and most of that spend disappears into algorithms and impressions that don't convert.

Meanwhile, real customers post every day, for free. The strongest channel in history, word-of-mouth, is now online and unmeasured.


Businesses get real local reach.
Users get rewarded for what they already do.
Everyone wins.
There's the confirmation screen.
AI recommends every perk, auto-verifies every story, and screens out fake followers

Customers as influencers drive more engagement, impressions and lower acquisition costs vs. traditional influencers

	Category	Followers	Impression Rate	Cost per Post
Average Customer	Nano Influencer	1500	40.00%	Just give me a discount
Phi Long Bui	Nano Influencer	2000	30.00%	Just give me a free coffee



Jess Lawrence	Macro Influencer	330,000	3.00%	$875
Leo Messi	Mega Influencer	500,000,000	0.97%	$1,250,000
Uber Eats	Corporate Influencer	550,000	0.91%	$2,500

Swayze flips the model. Real customers with smaller, trusted, more engaged followings, nano-influencers **(250–10,000 followers)**, actually create a stronger impact. And the data backs it up: nano-influencers make up ~94% of the creator universe and deliver ~6× higher engagement than larger influencers, because their audiences are specific, local, and invested.

In short: **fewer followers, more trust, better results**

88%
Of people feel they deserve something for posting online

78%
Of people claim that their friends influencer their decision the most

83%
Of people discover new restaurant on Instagram

Our system combines:

• Instagram Graph API for real-time post verification

• Precise geolocation and timestamps to confirm users were actually on-site

• Automated story capture, Swayze screenshots and stores every verified post, so partners can repost stories or reuse photos in their own marketing campaigns

Not Posting

If a user redeems a deal but doesn't post, their account is automatically suspended until they upload the story. For private accounts, users can manually upload their story within the app for verification.



Benefits for Businesses

Swayze turns customers into an always-on marketing team.

More Visibility, Less Effort
Your customers post about you, bringing in more visibility.

Word-of-Mouth Marketing
People trust friends, not ads. Swayze turns real experiences into modern word-of-mouth.


East Village, New York
STORY
Prosecco
-50%
-25%
Dokkoon Thai Massage


Increase Traffic & Loyalty
Attract first-time visitors and turn them into repeat customers.
STORY
-40%
Bella Napoli
Liqueur

- Average 850% increase in Instagram story mentions per partner
- Verified exposure to thousands of local users without paid ads
- Clear analytics: impressions, reach, redemptions, and repeat visits

Benefits for Users

Swayze rewards people for the influence they already have.


Explore Places
Explore new and exciting places and experiences
Redeem Perks
Get direct access to exclusive deals, monetizing social media
Post Photos
Share the moment with your followers, embracing the influencer lifestyle
STORY
-20%
COCKTAIL
-30%
-50%
-20%

Everyday people finally get value for the impact they create.

Built in under a year, growing faster than traditional creator platforms:

Partner


200+
Partners on the app
234,000
Revenue Generated for Partners
300+
Number Deals
850%
Average lift on social media story

- 200+ NYC partners across food, beauty, and wellness
- 0 partner drop-off since launch, 100% retention during pilot cohorts
- 30 partners added a month with one salesperson
- Venue MRR target: $250


Food Hall Browary reached over 26,000+ customers in one month offering
Browary Bar
26,600
Brand impressions
554
Insta profile visits
74
New clients


Thanks to us, Coco Lounge gained over 100 customers generated stories
+100
Coco Lounge


Listen to our Partner: Blue Cactus
Blue Cactus
"Swayze has been a fantastic addition to our marketing! By empowering our customers to share their experiences, we've seen a boost in traffic and engagement"

User


40 000+
FORTY THOUSAND


40k+
Nano-influencers
4k+
Collaborations
1600
Average Followers
40%
Users who post once share again
4.4/5
Appstore Rating
2.4
Deals per Active User

• Active users redeem an average of 2.4 deals each, with ongoing initiatives to boost frequency using the crowdfunding marketing budget

• Median time to first redemption: 3 days from install, strong activation rate

• Average story reach: ~ 800 views per post

• Median follower count: 1,800

• 80% female user base, highly engaged with lifestyle and F&B content

• Average deal impact: ~6 new customers generated per post


We made it to the App Store Top Charts
Top Charts
Free Apps
Paid Apps
1 Threads, an Instagram app
Open
2 WhatsApp Messenger
Open
3 Swayme: oznaczaj, jedz taniej
4 Facebook
Open


5 Messenger
Text, audio and video calls
Open

… all users need is 250+ followers


Support
local businesses through Insta stories
Get
rewarded with discounts and freebies
Discover
the best places your town has to offer
-25%
-40%
-50%

Swayze grows through **community, creators, and partnerships**

• **Community & Events:** we host "Post & Earn" city challenges, sponsor festivals, and build student-ambassador programs that drive weekend spikes in Stories and redemptions.

• **Creator Engine:** over 50 creator accounts posting daily reels promoting, creating mass UGC and viral loops on Instagram and TikTok.

• **Partner Growth:** our sales team directly adds brands to the app, while payment-company partnerships position Swayze as a plug-in upsell tool for SMBs.

• **Referral Loops:** users invite friends and venues for bonus perks, every user brings another.

Partners


Direct Sales Team
User Ambassadors
Industry Word-of-mouth
Social Media Messaging
Gastronomy Conferences
Partner Introductions

Distribution Partners

Sysco At the heart of food and service | Universal Processing | WOW PAYMENTS

Users


Partner Site Promotions
Influencer Campaigns


JUWENALIA UW
University Promotions
Community building
Speaker Events

Milestone timeline


Launched in Poland, hit #3 App Store
20K+ users
50+ partners
Named Next-Gen Marketing Platform of the Year
Moved to NYC, grew to 200+ partners
40K+ users
4K+ deals redeemed,
200+ partners
Backed by Interplay Incubator & Atland Fund
Launching Swayze+ and partner SaaS model
Target: 3K partners, 100K+ paying users
2024
Product Launch
2025
US Expansion
2026
Monetization & Scale

Future projections are not guaranteed.

The perfect market timing


The creator economy and local business marketing together represent:
$70B+
anually

User-Generated Content is set to overtake media in ad spend by 2026

1. Marketing has gone social: SMBs now pour most of their budgets into digital channels but can't afford influencers. Swayze gives them affordable, authentic reach through real customers.

2. From influencers to consumers. The world shifted toward user-generated content. Swayze turns everyday posts and stories into scalable, word-of-mouth marketing.

3. Stories still feel real. With 4.8B people scrolling daily, Instagram Stories remain the most human format, where Swayze activates trusted influence.

4. Value for users, growth for brand: Users seek perks and experiences, while SMBs need measurable results. Swayze connects both.

We are building the first community-owned marketing engine for local businesses

Business model & Financial overview

Swayze operates a **two-sided revenue model** built for compounding growth. The more **one grows**, the **more value the other gains**


More content
Users
Venues


More deals

User Side (Freemium → Subscription)


Free to join
Everyone can redeem their first deal free
$9.99/mo
Afterward, unlock **Swayze+** to access unlimited perks and premium experiences

• Each subscription unlocks $5,000+ in value across NYC, where a single drink can cost $20

• Rollout begins early 2026, fueled by crowdfunding-backed growth campaigns

User Unit Economics:

• CAC ≈ $5

• LTV ≈ $60 → **12× return**

Business Side (Recurring SaaS Revenue)

•$250/month subscription for verified exposure, analytics, and measurable reach

• Businesses start with a 3-month free trial, then convert after seeing real ROI from posts and foot traffic

Partner Unit Economics:

• CAC ≈ $150 per venue

• LTV ≈ $2,300 per venue → **15× return**

3-Year Financial Projection


2028 Expansion to 10+ cities and new verticals
$15M
2027 3,000+ partners, 100K paying users
$6,8M
2026 Swayze+ launch & partner subscription
$1,5M
2025 Pre-revenue, growth-focused
$0

Future projections are not guaranteed.

KPI Targets


Current
Target
35,000
Active Users
100,000
Active Users
200
Active Venues
600
Active Venues

35 Avg. Stories/Venue/Month → **60** Avg. Stories/Venue/Month

Swayze's crowdfunding campaign fuels this next phase: converting growth into monetization, scaling in new cities, and turning thousands of everyday users into revenue-generating promoters for local businesses.

Product roadmap



Beyond Restaurant
Swayze is expanding into the full lifestyle stack
Retail
boutiques and brands that thrive on social discovery
Instagram Posts & Reels
Higher rewards for persistent formats beyond Stories
Tourist attractions
museums, landmarks, pop-ups, seasonal events
Gamification
points, streaks, tiers, and status
Parties & nightlife
where every post becomes free promotion
Social feed
see friends' posts and explore what's trending at each location

Vision

Swayze is **redefining** how people **discover local places** through others. Our goal is simple:

to make word-of-mouth the most powerful marketing engine on earth.

Within **3 YEARS** we aim to:

- **Launch in 10+ major cities** across the U.S. and abroad
- **Expand beyond dining** into retail, tourism, and experiences
- **Integrate** with Instagram, TikTok, and Google Maps for **seamless posting and discovery**

Make **Swayze the #1** way for brands to get thousands of **people posting about them**

Recognition


Summit
2024
Top 3 Startups at
LSE Polish
Economic Forum
2024
People's Choice Award
AceOn Accelerator
Winner of the
13th edition of
Pitch Me
Baby Warsaw
Winner of the
pitch competition
Venture Cafe
Warsaw
swayme
Business
swayze
Winner of the
MBA NYU Stern
Entrepreneurship
ESA Competition
Finalist at Sharktank
Econverse
Top 10 Rookies
of the year
My Company Polska
Next-Gen
Marketing Platform
of the Year
EU Business News

Collaborations

Advisors


PANDORA
Peter Mark
Business Advisor
Ex President of Pandora
Wiktoria Wojcik
Go to Market Advisor
Forbes 30 under 30 Europe
Efi Ben Artzy
Go to Market Advisor
Board member at multiple startup alliances
Ehab Alatrebi
Product Advisor
Open AI Product Designer

In Collaboration with

UNIVERSITY OF OXFORD · KING'S College LONDON · MIT · KOZMINSKI UNIVERSITY

Why we're Crowdfunding

Swayze has always been about democratizing influence, giving everyday people the power to earn from what they share. This community round extends that mission to ownership.

By investing, you're not just backing a startup, you're helping reshape social media into something real again.

You'll receive an Investor Badge inside the app, unlock exclusive benefits, and hold equity in a platform that returns power to people.

We're raising from the community because Swayze was built for the community. This is your chance to own a piece of it.

Invest in Swayze

Join thousands of users and hundreds of local brands making marketing human again.

Over $200K raised from early believers, including Interplay Incubator (NYC), Atland Fund, and angels. Crowdfunding now accelerates revenue launch, not product build.

Own a stake in Swayze, the platform that turns everyday people into influencers, and the next chapter of social influencer.

Because all it takes to start influencing the world is 250 followers and a picture worth sharing.